UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Volcon, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

92864V103

(CUSIP Number)

Adrian James

2590 Oakmont Drive, Suite 520

Round Rock TX 78665

(512) 400-4271

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

____________________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 92864V103		13D	Page 2 of 10 Pages
1	Names of Reporting Persons Adrian James
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 6,742,275+‡
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 6,742,275+‡
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,742,275+‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented By Amount In Row (11) 38.95%*
14	Type of Reporting Person (See Instructions) IN

+Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

‡Includes 5,507,575 shares of common stock held by Highbridge Consultants, LLC and 1,234,700 shares of common stock held by the other reporting persons.

*Based on 11,800,987 shares of common stock, $0.00001 par value per share, of Volcon, Inc. outstanding as of December 17, 2021, plus shares issued to Highbridge as a result of the exercise of warrants.

CUSIP No. 92864V103		13D	Page 3 of 10 Pages
1	Names of Reporting Persons Highbridge Consultants, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Wyoming
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,507,575+‡
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,507,575+‡
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,507,575+‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 31.82%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

‡ Consists of 5,507,575 shares of common stock.

*Based on 11,800,987 shares of common stock, $0.00001 par value per share, of Volcon, Inc. outstanding as of December 17, 2021, plus shares issued to Highbridge as a result of the exercise of warrants.

CUSIP No. 92864V103		13D	Page 4 of 10 Pages
1	Names of Reporting Persons ALS Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Wyoming
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 427,800+‡
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 427,800+‡
11	Aggregate Amount Beneficially Owned by Each Reporting Person 427,800+‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 2.47%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

‡ Consists of 427,800 shares of common stock.

*Based on 11,800,987 shares of common stock, $0.00001 par value per share, of Volcon, Inc. outstanding as of December 17, 2021, plus shares issued to Highbridge as a result of the exercise of warrants.

CUSIP No. 92864V103		13D	Page 5 of 10 Pages
1	Names of Reporting Persons Svenska Investments LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 375,000+‡
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 375,000+‡
11	Aggregate Amount Beneficially Owned by Each Reporting Person 375,000+‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 2.17%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

‡ Consists of 375,000 shares of common stock.

*Based on 11,800,987 shares of common stock, $0.00001 par value per share, of Volcon, Inc. outstanding as of December 17, 2021, plus shares issued to Highbridge as a result of the exercise of warrants.

CUSIP No. 92864V103		13D	Page 6 of 10 Pages
1	Names of Reporting Persons Vanguard Financial Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 244,400+‡
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 244,400+‡
11	Aggregate Amount Beneficially Owned by Each Reporting Person 244,400+‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 1.41%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

‡ Consists of 244,400 shares of common stock.

*Based on 11,800,987 shares of common stock, $0.00001 par value per share, of Volcon, Inc. outstanding as of December 17, 2021, plus shares issued to Highbridge as a result of the exercise of warrants.

CUSIP No. 92864V103		13D	Page 7 of 10 Pages
1	Names of Reporting Persons Park 10 Investments LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Wyoming
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 187,500+‡
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 187,500+‡
11	Aggregate Amount Beneficially Owned by Each Reporting Person 187,500+‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 1.08%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

‡ Consists of 187,500 shares of common stock.

*Based on 11,800,987 shares of common stock, $0.00001 par value per share, of Volcon, Inc. outstanding as of December 17, 2021, plus shares issued to Highbridge as a result of the exercise of warrants.

CUSIP No. 92864V103	13D	Page 8 of 10 Pages

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on November 19, 2021. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. This Amendment No. 1 is being filed to report a change of more than 1% in beneficial ownership of the shares outstanding as a result of the acquisition of additional shares of Common Stock through the exercise of warrants by Highbridge and by open market purchases of Common Stock by ALS.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.          Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

On August 28, 2020, the Issuer entered into consulting agreements (each a “Consulting Agreement”) with each of Pink Possum, LLC (“Pink Possum”), an entity controlled by Christian Okonsky (“Mr. Okonsky”), and Highbridge, pursuant to which Messrs. Okonsky and James provide Issuer with various services. Mr. Okonsky is a co-founder, Chairman and Chief Technology Officer of the Issuer. In consideration for entering into the Consulting Agreements, the Issuer issued to the two entities ten-year warrants to purchase Common Stock of Issuer at an exercise price of $0.004 per share. The number of shares of Common Stock issuable pursuant to the warrants was based on the number of shares of Issuer’s Common Stock outstanding at the time of exercise and provided that Pink Possum and Highbridge would receive 18.75% and 25%, respectively, of Issuer’s Common Stock outstanding at the time of exercise on a fully diluted basis. On March 26, 2021, Pink Possum and Highbridge entered into amendments to the Consulting Agreements (each a “Consulting Agreement Amendment”) agreeing to exchange the original warrants for new ten-year warrants to purchase 4,750,000 and 6,250,000 shares, respectively, of Common Stock of Issuer at an exercise price of $0.98 (the “Warrants”).

On October 8, 2021, the Issuer closed its initial public offering (the “IPO”) of 3,025,000 shares of the Issuer’s Common Stock. Prior to the IPO, in the aggregate, Mr. James beneficially owned 7,000,000 shares of Common Stock, including (i) shares underlying a warrant to purchase 6,250,000 shares of Common Stock at an exercise price of $0.98 per share held by Highbridge, (ii) 375,000 shares of Common Stock held directly by Svenska, (iv) 187,500 shares of Common Stock held directly by Vanguard and (v) 187,500 shares of Common Stock held directly by Park.

On October 18, 2021, ALS purchased (i) 147,700 shares of the Issuer’s Common Stock in multiple trades with a weighted average purchase price of $8.75 per share and (ii) an additional 87,300 shares of the Issuer’s Common Stock in multiple trades with a weighted average purchase price of $9.38 per share, for total purchase price of approximately $2,111,249.

On October 19, 2021, ALS purchased (i) 112,000 shares of the Issuer’s Common Stock in multiple trades with a weighted average purchase price of $9.15 per share and (ii) an additional 3,000 shares of the Issuer’s Common Stock in multiple trades with a weighted average purchase price of $8.63 per share, for total purchase price of approximately $1,050,690.

On October 21, 2021, Vanguard purchased 23,298 shares of the Issuer’s Common Stock in multiple trades with the weighted average purchase price of $8.67 per share, for total purchase price of approximately $202,045.

On October 22, 2021, ALS purchased an additional 2,000 shares of the Issuer’s Common Stock in multiple trades with weighted average purchase price of $8.82 per share, for total purchase price of approximately $17,648.

On October 22, 2021, Vanguard purchased 27,302 shares of the Issuer’s Common Stock in multiple trades with the weighted average purchase price of $8.93 per share, for total purchase price of approximately $243,746.

On October 25, 2021, Vanguard purchased an additional 6,300 shares of the Issuer’s Common Stock in multiple trades with a weighted average purchase price of $11.13 per share, for total purchase price of approximately $70,140.

CUSIP No. 92864V103	13D	Page 9 of 10 Pages

On November 16, 2021, ALS purchased an additional 34,150 shares of the Issuer’s Common Stock in multiple trades with weighted average purchase price of $14.30 per share, for total purchase price of approximately $488,345.

On November 17, 2021, ALS purchased an additional 21,650 shares of the Issuer’s Common Stock in multiple trades with weighted average purchase price of $15.42 per share, for total purchase price of approximately $333,843.

On November 18, 2021, ALS purchased an additional 14,400 shares of the Issuer’s Common Stock in multiple trades with weighted average purchase price of $16.11 per share, for total purchase price of approximately $231,984.

On December 20, 2021, Highbridge exercised the 5,507,575 warrants on a cashless basis pursuant to the terms of the warrant agreement, resulting in an additional 5,507,575 shares of common stock being held by Highbridge. The number of shares issuable upon a cashless exercise is determined, in accordance with Section 2(c) of the warrant agreement by dividing (x) the product of the number of shares of common stock underlying the warrant multiplied by the difference between $0.98 and (y) the VWAP on the trading day immediately preceding the date of exercise since the notice of exercise was both executed and delivered prior to the opening of "regular trading hours" (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on the date of the exercise.

On December 20, 2021, ALS purchased an additional 5,600 shares of the Issuer’s Common Stock in multiple trades with weighted average purchase price of $7.24 per share, for total purchase price of approximately $40,544.

Following these transaction, Mr. James directly and indirectly beneficially owned 6,742,275 shares of the Issuer’s Common Stock, Highbridge had direct beneficial ownership of 5,507,575 shares of the Issuer’s Common Stock, ALS had direct beneficial ownership of 427,800 shares of the Issuer’s Common Stock, and Vanguard had direct beneficial ownership of 244,400 shares of the Issuer’s Common Stock. All transactions executed by ALS and Vanguard following the IPO were made with other funds.

Item 5.          Interest in Securities of Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) and (b)

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person and the information set forth in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 11,337,892 shares of Common Stock outstanding as of October 8, 2021, as reported on the Issuer’s prospectus filed with the Securities and Exchange Commission in connection with its initial public offering that closed on October 8, 2021.

As of the date hereof, Mr. James, as the sole manager and sole member of each of Highbridge, ALS, Svenska and Park, and as the sole trustee and beneficiary of Vanguard, may be deemed to beneficially own (i) 5,507,575 shares of Common Stock held directly by Highbridge, (ii) 427,800 shares of Common Stock held directly by ALS, (iii) 375,000 shares of Common Stock held directly by Svenska, (iv) 244,400 shares of Common Stock held directly by Vanguard and (v) 187,500 shares of Common Stock held directly by Park. Mr. James, directly and/or indirectly, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Issuer held by Highbridge, ALS, Svenska, Vanguard and Park. As a result of the foregoing, and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. James may be deemed to beneficially own 6,742,275 shares of Common Stock or 38.95% of the Common Stock of the Issuer as of the date of this filing.

(c)	Except as described herein (see Item 3), during the past sixty (60) days there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

(d)	Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 92864V103	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 23, 2021

/s/ Adrian James

Adrian James

Highbridge Consulting, LLC

By:  /s/ Adrian James

Adrian James

Manager

ALS Investments, LLC

By:  /s/ Adrian James

Adrian James

Manager

Svenska Investments LLC

By:  /s/ Adrian James

Adrian James

Manager

Vanguard Financial Trust

By: /s/ Adrian James

Adrian James

Trustee

Park 10 Investments LLC

By:  /s/ Adrian James

Adrian James

Manager